DENTSPLY International Inc.
Computation of Ratios of Earnings to Fixed Charges
Exhibit 12.1

(in thousands except ratios)	Year Ended December 31,
	2012	2011	2010	2009	2008
Consolidated Earnings:
Pre-tax income from continuing operations	$330,679	$256,111	$357,656	$363,356	$354,873
before adjustment for income or loss from
equity interests

Add fixed charges computed below	82,186	66,761	37,171	33,210	43,409

Net adjustments for capitalized interest	52	52	43	45	43

Consolidated Earnings Available for Fixed Charges	$412,917	$322,924	$394,870	$396,612	$398,325

Consolidated Fixed Charges:

Interest expense per financial statements (a)	$56,851	$43,814	$25,089	$21,896	$32,527

Interest expense - capitalized	60	132	22	137	685

Amortization of deferred financing	7,045	8,023	428	443	364

One-third of rental expense representing reasonable approximation of the interest factor	18,230	14,792	11,633	10,733	9,833

Consolidated Fixed Charges	$82,186	$66,761	$37,171	$33,210	$43,409

Consolidated Ratio of Earnings to Fixed Charges	5.02	4.84	10.62	11.94	9.18

(a) Does not include interest related to uncertain tax positions.